Filed Pursuant to Rule 424(b)(5)

Registration No. 333-227847

Supplement dated April 8, 2020

To Prospectus Supplement dated March 9, 2020

(To Prospectus dated October 24, 2018)

Up to $95,000,000

Common Stock

This supplement (this “Supplement”) supplements the prospectus supplement, dated March 9, 2020 (the “Prospectus Supplement”), relating to the offer and sale of shares of common stock, par value $0.001 per share, of T2 Biosystems, Inc. (the “Company”) from time to time through Canaccord Genuity LLC, or Canaccord, as the sales agent named therein. Sales of our common stock, if any, pursuant to this Supplement and the Prospectus Supplement will be made in sales deemed to be “at the market offerings” as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, including sales directly on The Nasdaq Global Market or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. This Supplement should be read in conjunction with the Prospectus Supplement. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Prospectus Supplement.

This Supplement is being filed to reflect the amendment to the Equity Distribution Agreement by and between the Company and Canaccord Genuity LLC to increase the aggregate offering price of the offer and sale of shares of the Company’s common stock. Each reference to “$65.0 million” in the Prospectus Supplement is hereby amended to be “$95.0 million”. As of the date of this Supplement, we have sold 73,237,178 shares of our common stock with an aggregate offering price of approximately $48.1 million, leaving an aggregate offering price of up to approximately $46.9 million remaining under this Supplement.

The validity of the securities offered pursuant to this Supplement will be passed upon for us by Latham & Watkins LLP, New York, New York. Canaccord Genuity LLC is being represented in this offering by Cooley LLP, New York, New York.

Canaccord Genuity